Filed by Endorex Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange act of 1934, as amended.

                                Subject:  Corporate Technology Development, Inc.
                                              Commission File No. 1-14778


ON September 5, 2001, ENDOREX CORPORATION, A DELAWARE CORPORATION GAVE THE FOLLOWING PRESENTATION:


                             ORAL DELIVERY OF DRUGS

                WELCOME TO A BRAVE NEW WORLD OF NO MORE NEEDLES

             [Photographic image depicting a hand holding a syringe.]

                                  Michael Rosen
                                 President & CEO
                               Endorex Corporation
                                   (AMEX: DOR)


                             Wells Fargo Van Kasper
                               "The Class of 2001"
                                    Conference

                                September 5, 2001

                           FORWARD-LOOKING STATEMENTS:
                             SECURITIES LAW LEGENDS

This presentation contains forward-looking statements, within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of known and unknown risks and uncertainties. These statements are only predictions and actual events or results in future periods may differ materially from what is currently anticipated. In particular, Endorex cannot assure you that it will be able to successfully develop or commercialize products based on Endorex's technology, particularly in light of the significant uncertainty inherent in developing drug delivery products, conducting clinical trials and obtaining regulatory approvals, that Endorex's technologies will prove to be safe and effective, that Endorex's cash expenditures will be at projected levels, that Endorex will be able to obtain future financing or funds, that Endorex or its joint ventures or its collaborations with other companies in the U.S. and abroad will successfully develop products or become profitable, that Endorex's joint ventures or its collaborations with other companies will continue, that Endorex's business strategy will be successful or that Endorex will be able to carry out our plans for 2001 and beyond. This presentation also contains forward-looking statements regarding Endorex's, Corporate Technology Development, Inc.'s, or CTD, and the combined companies' plans, expectations, intentions and strategies. These statements include forward-looking statements about Endorex's, CTD's and the combined companies' products, product development and product pipeline. These statements are not guarantees of future performance or results and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to, product integration risk, the possibility that the operations and management of Endorex and CTD will not be successfully integrated, the possibility that the merger might not be consummated, the effects of the public announcement on the progress of certain drug development projects and that benefits sought to be achieved by the transaction will not be achieved. Furthermore, Endorex, CTD, and the combined companies cannot assure you that they will be able to successfully develop or commercialize products based on their technology, particularly in light of the significant uncertainty inherent in developing drug and drug delivery products, conducting clinical trials and obtaining regulatory approvals, that their technologies will prove to be safe and effective, that their cash expenditures will be at projected levels, that product development and commercialization efforts will not be reduced or discontinued due to difficulties or delays in clinical trials or due to lack of progress or positive results from research and development efforts, that they will be able to successfully patent, register or protect their technology, trademarks and products, or that the business strategies of Endorex, CTD, or the combined companies will be successful. In addition to the matters described in this presentation, risk factors as described from time to time in Endorex's filings with the Securities and Exchange Commission, including, but not limited to, our most recent reports on Form 10-QSB, Form 10-KSB, as amended, and our Registration Statement on Form S-3, as amended, may affect our financial results. We assume no obligation to update the information in this release.

                           FORWARD-LOOKING STATEMENTS:
                             SECURITIES LAW LEGENDS


Additional Information and Where to Find It: It is expected that Endorex will file a Registration Statement on SEC Form S-4 and Endorex and CTD wil file a Joint Proxy Statement/Prospectus with the SEC in connection with the transaction, and that Endorex and CTD will mail a Joint Proxy statement/Prospectus to stockholders of Endorex and CTD containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Endorex, CTD, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Endorex by directing a request by mail to Endorex at 28101 Ballard Drive, Suite F, Lake Forest, IL 60045-4544, telephone (847) 573-8990, or from CTD by directing a request by mail to CTD at 1680 Michigan Avenue, Suite 700, Miami, Florida 33139, telephone 305-777-2258.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Endorex files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Endorex at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Endorex's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Endorex, CTD, directors and certain executive officers of Endorex and CTD, Paramount Capital, Inc. and certain affiliates and employees of Paramount Capital, Inc., may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interests in the merger due to securities holdings of Endorex and CTD and rights to bonus payments following the merger. Paramount Capital, Inc. and certain affiliates and employees of Paramount Capital, Inc. may be paid to solicit proxies in connection with the merger and may have direct or indirect interests in the merger due to their securities holdings of Endorex and CTD. In addition, certain directors and officers, after the merger, will be indemnified by Endorex and will benefit from insurance coverage for liabilities that may arise from their service as directors and officers of CTD prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Joint Proxy Statement/Prospectus to be filed by Endorex and CTD with the SEC.

                                 ENDOREX PROFILE


- Oral drug delivery technology addresses significant markets:

         -        Biotech injectable products - $18.5 billion

         -        Other drugs with delivery issues

- Business strategy for extending patent and commercial life of existing drugs via new delivery systems

-        Strong intellectual property portfolio: 50+ issued patents

- New company acquisition strengthens drug pipeline, balance sheet and management team

                         THE ADVANTAGE OF ORAL DELIVERY

- For the Patient:

  -  improved quality of life
  -  convenience
  -  compliance

                             THE PAIN OF INJECTIONS

- 4 million U.S. children receive up to 21 vaccine inoculations every 2 years

-        1 million U.S. insulin-dependent diabetics get 2-3 shots daily for life

CDC/American Diabetes Association data

[Photograph image depicting a mother comforting a crying child receiving an injection via syringe.]

NEEDLE-PHOBIA AND THE IMPACT ON COMPLIANCE!

-        50 million Americans get annual "flu" shots

- 66% of patients receiving the Hepatitis B vaccine don't complete 3-shot regimen

Frost & Sullivan/CDC data

[Photographic image depicting an elderly woman receiving an injection via syringe.]

                         THE ADVANTAGE OF ORAL DELIVERY

- For the Patient:
  -  improved quality of life
  -  convenience
  -  compliance

- For the Healthcare System:
  -  reduced costs

                      THE COST OF ADMINISTERING INJECTIONS!


                     -------------------------------------

                            THE COST OF ADMINISTERING
                                   INJECTIONS*
                     -------------------------------------
                     MEDICAL PERSONNEL         65%
                     -------------------------------------
                     TRAINING                  8%
                     -------------------------------------
                     VACCINE                   10%
                     -------------------------------------
                     REFRIGERATION             10%
                     -------------------------------------
                     SYRINGE                   7%
                     -------------------------------------



CDC Data

- Medical Personnel
- Training
- Vaccine
- Refrigeration
- Syringe

                         THE ADVANTAGE OF ORAL DELIVERY

- For the Patient:
  -  improved quality of life
  -  convenience
  -  compliance

- For the Healthcare System:
  -  reduced costs

- For Administering Drugs into the Body:
  -  molecular size/weight
  -  solubility in water
  -  "fragility" in the gastrointestinal tract

                         PROTEIN/PEPTIDE DRUG DELIVERY


MOLECULAR WEIGHT         DRUGS
VERY HIGH                Vaccines  (50 - 1000 KD)
   >50 KD                Monoclonal antibodies (150 KD)


HIGH                     Human Growth Hormone (22 KD)
   21- 50 KD             Erythropoietin (30 KD)


MEDIUM                   Insulin (6  KD)
    6 - 20 KD            Heparins (6-30 KD)
                         Interferons (20 KD)
                         Colony Stimulating Factors (19 KD)


LOW                      LHRH (1 KD)
    .5 - 5 KD            Calcitonin (3- 4 KD)
                         Other Peptides

                       BIOTECH INJECTABLE PRODUCTS MARKET
                              (PROTEINS/PEPTIDES)
                                 $18.5 BILLION
                             (2001E - S. G. COWEN)


[Graphic of a circular chart sectioned into different categories setting forth the different product markets making up the overall estimated injectable products market for the year 2001, consisting of: (a) growth factors, (b) hormones (c) vaccines, (d) cytokines (e) gene theraby and (f) others.]

                      LEADING BIOTECH INJECTABLE PRODUCTS


Product:                                          Worldwide 2001 E Sales ($B)
-------                                           ---------------------------
1.   Insulin                                                 $3.6
2.   Erythropoietin                                          $3.1
3.   Vaccines                                                $3.0
4.   Interferons                                             $1.8
5.   Monoclonal  antibodies                                  $1.7
6.   Colony stimulating factors                              $1.4
7.   Heparins                                                $1.0
8.   Growth Hormones                                         $0.9
9.   LHRH Analogues                                          $0.9
10.  Interleukins                                            $0.3
11.  Other (gene therapy, antisense, blood
     factors,etc)                                            $0.9
                                                             ----
                                                            $18.5

S.G. Cowen data

                       ENDOREX ORAL DELIVERY TECHNOLOGIES
                              LIPID-BASED SYSTEMS


[Image of a microscopic photograph depicting polymerized liposomes.]

- Initial technology developed by DR. ROBERT LANGER at Massachusetts Institute of Technology

-        Platform capability for DRUGS and VACCINES

-        Suitable for ORAL and NASAL delivery

-        Capable of delivering range of "drug payloads"

- Protects "payload" through the gastrointestinal tract without altering drug structure

-        Scaleable

                      THE ORASOME(TM) ORAL DELIVERY SYSTEM


[Graphic depicting the Orasome(TM) oral delivery system consisting of a drawing of a water soluble drug encapsulated by a lipid bilayer.]

                              ORAL DELIVERY PROCESS

                      POTENTIAL ADVANTAGES OF ENDOREX ORAL
                            DRUG DELIVERY TECHNOLOGY

- Patient
     -    easier delivery format (liquid/pill)

- Physician
     -    patient compliance with therapy

- Pharmaceutical Company/Partner
     -    differentiated product form
     -    extended product patent life
     -    suitable for water soluble and insoluble drugs

                           PRODUCTS UNDER DEVELOPMENT

                                            Injectable
ORAL PRODUCT CANDIDATES                       Market*
-  Human growth hormone                    $1.7 billion
-  Insulin                                 $3.6 billion
-  Influenza vaccine                       $1.0 billion
-  Tetanus vaccine                         $50 million
-  Other protein/peptide drugs             $1.3 billion
-  Other water insoluble drugs             $1.6 billion


*Frost & Sullivan
  S.G. Cowen

                           ENDOREX BUSINESS STRATEGY


[Graphical image of a flow chart setting forth the business strategy of Endorex with the following steps: (a) pharma companies to (b) new or approved injectable drug/vaccine to (c) Endorex oral delivery systems to (e) new oral product & patent.]


Revenue Stream:
--------------
- License and development fees
- Milestone fees
- Royalties

                               COMPETITIVE ARENA


      * CDC DATA

                                COMPETITIVE ARENA
                           PROTEIN & PEPTIDE DELIVERY

IMPLANTS
      Alkermes
      Alza
      Atrix

PULMONARY
      Aerogen
      Aradigm
      Elan/Dura
      Inhale Therapeutics

TRANSDERMAL
      Bioject
      Powerderject

NASAL
      Aviron
      ID Biomedical
      West Pharm.

ORAL
      Emisphere
      Endorex
      Generex
      Nobex
      Unigene

                           ISSUES FOR ENDOREX GROWTH

- Expanding drug delivery technology focus to include small molecules:

     -    macromolecular delivery challenges

- Creating a drug pipeline spanning clinical and preclinical development

- Having a product closer to market (phase 3)

- Obtaining additional financial resources to take product to market

                    STRATEGIC RATIONALE FOR CTD ACQUISITION

                                    Products

                                  1 - Phase 3
                                 1 - Phase 1-2

                    STRATEGIC RATIONALE FOR CTD ACQUISITION


                            Intellectual
   Products                   Property

1 - Phase 3                 8 Patents
1 - Phase 1-2               10 Pending
                            Orphan drug

                    STRATEGIC RATIONALE FOR CTD ACQUISITION


                                   Financial

                                      $5M
                                    No debt

                                          Intellectual
                        Products            Property
                     1 - Phase 3           8 Patents
                     1 - Phase 1-2         10 Pending
                                           Orphan drug

                    STRATEGIC RATIONALE FOR CTD ACQUISITION


Financial                           Management
  $5M                                  Board
 No debt                           Chairman/CEO


Products                           Intellectual
                                     Property
1 - Phase 3                         8 Patents
1 - Phase 1-2                       10 Pending
                                    Orphan drug

                     CORPORATE TECHNOLOGY DEVELOPMENT, INC

Profile:

-    Founded in 1998

-    HQ in Miami

-    Privately-held specialty pharmaceutical company

-    Key Investors:
     -    TVM Techno Venture Management
     -    Nomura Bank
     -    Paul Capital Partners

                     CORPORATE TECHNOLOGY DEVELOPMENT, INC.
                                  KEY PRODUCTS

             orBec(R)(beclomethasone diproprionate): corticosteroid

                                       Current(Glaxo/Beconase)                CTD
                                       ----------------------                 ---
Formulation:                           Pulmonary/nasal                        Oral tablets (dual release)
                                       (Beconase(R)/Glaxo)

Therapeutic Indication:                Asthma                                 Treatment of  Intestinal
                                                                              Graft vs. Host Disease;
                                                                              other gastro disorders

Development Status:                    Marketed                               Phase 3 multicenter trials;
                                                                              Orphan drug/FDA
                                                                              "fast-track designation"

Market:                                $500 M/year                            2500-5100 patients/year
                                                                              (15-30% of allogeneic bone
                                                                              marrow transplant patients)

                     CORPORATE TECHNOLOGY DEVELOPMENT, INC
                                  KEY PRODUCTS


                 Oraprine(R) (azathioprine): immunosuppressant

                                    Current(Faro/Imuran(R)             CTD
                                    ----------------------             ---
Formulation:                        I.V./Tablet                        Oral (liquid)

Therapeutic Indication:             Treatment of:                      Same
                                    - transplant rejection             Oral GVHD
                                    - rheumatoid arthritis

Development Status:                 Marketed                           Phase 1
                                                                       bioequivalency trial
                                                                       Phase 1/2 trial for
                                                                       chronic oral autoimmune
                                                                       diseases completed;
                                                                       Orphan drug

                          ENDOREX/CTD PRODUCT PIPELINE


[Graphical image of a chart depicting product candidates of Endorex and CTD with arrows indicating the different stages of development for the following product candidates:

orBec(TM)
- I GVHD [arrow indicates initial Phase 3 development stage]
- Other GI Disorders [arrow indicates development stage between Phase 1 and Phase 2]

Oraprine(R)
- Oral autoimmune disorders [arrow indicates development stage between Phase 1 and Phase 2]
- Rheumatoid arthritis/transplant [arrow indicates Initial Phase 1 development stage]

Oral Delivery
- Insulin [arrow indicates development stage between research and preclinical]
- Human Growth Hormone [arrow indicates development stage between research and preclinical]
- Tetanus Vax [arrow indicates development stage between research and preclinical]
- Infuenza Vax [arrow indicates development stage between research and preclinical]
- Other Drugs [arrow indicates research development stage]

                               ACQUISITION OF CTD


- Endorex to acquire CTD for 10 million shares:
     -    9.4 million common shares
     -    .6 million warrants/options

- Endorex to integrate CTD management/board:
     -    3 members to join Endorex board
     -    Chairman Colin Bier, Ph.D., to assume position of Endorex Chairman/CEO

                           ENDOREX CAPITAL STRUCTURE
                                POST ACQUISITION

                                       Shares - Millions
                                 Outstanding     Fully-Diluted
                                 -----------     -------------
Endorex                             12.7             19.8
Endorex + CTD                       22.1             29.8

CTD ownership of Endorex              44%              33%

                              SYNERGY OF COMPANIES

                             Oral/Mucosal Delivery

                                    ENDOREX
                                 MACROMOLECULES
                                  PRECLINICAL
                                      hGH
                                    Insulin
                                    Vaccines
                                     Other
                                   Management
                                     Public

                                   $9.5M cash

                                      CTD
                                SMALL MOLECULES
                                    CLINICAL
                                   orBec(TM)
                                     phase 3
                                  Oraprine(R)
                                   phase 1-2
                                   Management
                                    Private

                                   $5.0M cash

                                    ENDOREX
                             ORAL/MUCOSAL DELIVERY


Endorex

CTD

- Clinical/preclinical pipeline
- Expanded patent portfolio
- Enhanced management
- Strengthened balance sheet

                               ENDOREX HIGHLIGHTS

-    Oral drug delivery technology addresses significant market:
     -    Biotech injectable products - $18.5 billion
     -    Other drugs with delivery issues

- Business strategy for extending patent and commercial life of existing drugs via new delivery systems

-    Strong intellectual property portfolio: 50+ issued patents

- New company acquisition strengthens drug pipeline, balance sheet and management team

                                   THANK YOU


                WELCOME TO A BRAVE NEW WORLD OF NO MORE NEEDLES

            [Photographic image depicting a hand holding a syringe.]